GEMINI FUND SERVICES, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

March 13, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:      Northern Lights Fund Trust  (the “Registrant”) on behalf of the Gaming and Casino Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC on February 21, 2006 with respect to the above-referenced filing (“January 6, 2006 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Attached is a black-lined version showing changes made to the January 6, 2006 485(a) Filing in response to these comments and for other reasons.  We plan to file a 485(b) amendment to the Registrant’s registration statement on March 13, 2006.

Prospectus

Comment: 1

Under the heading “Risk/Return Summary,” the sub-heading “Principal Investment Strategies,” define “substantial business” in the sentence that reads “In selecting the securities in the particular sector, as many public and research databases differ as to exact industry classification of a corporation, Ahrens Advisors L.P. (the “Advisor”) will regularly search Gaming Industry and Electronic Game databases and publications, plus investment research sources for public corporations doing substantial business in the areas of video/electronic games, casino, gaming, lottery, pari-mutuel, and related businesses.”

Response:

The following disclosure has been added:

Substantial business is defined as 25% or more of a firm’s gross income or net sales generated from activities in the particular sector, or supporting or supplying that sector. A firm also may be considered if it devotes 25% or more of its total assets to producing revenues from the sector. Corporations that actually own or operate casinos or other gambling establishments will be considered regardless of revenue or asset levels. All companies with substantial business in these areas will be considered “gaming and casino companies” for purposes of the Fund’s investment policies.

Comment: 2

Under the heading “Risk/Return Summary,” the sub-heading “Principal Risks,” provide add the following risk disclosure: Small Cap Risk, Style Risk, Industry Risk (specific to the Gaming and Casino Industry) and Foreign Risk.

Response:

This section has been revised and now reads:

Some of the principal risks that the Fund is exposed to are:

o  Industry Risk. This is the risk of investments in a particular industry or industry sector. Market or economic factors affecting that industry could have a major effect on the value of Fund’s investments. For instance, companies in the gambling, casino are related industries may be adversely affected by changes in economic conditions as well as legislative initiatives, all of which may impact the profitability of companies in those industries. Consequently, the Fund tends to be more volatile than other mutual funds and the value of the portfolio investments and consequently the value of an investment in the Fund tends to go up and down more rapidly.

o  Stock Market Risk. Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  The Fund’s investments may decline in value if the stock markets perform poorly.  There is also a risk that the Fund’s investments will under perform either the securities markets generally or particular segments of the securities markets.

o  Small Cap Risk. The Fund may invest in companies that are considered to be small-cap (small total market capitalization). Small-cap companies can be riskier investments than larger capitalized companies due to their lack of experience, product diversification, cash reserves and management depth. Further, small-cap company stocks can be much more volatile than larger companies because changes in the economic climate can have a more pronounced effect on smaller companies.

o  Investment Style Risk.  Market performance tends to fluctuate and during various periods certain investment strategies, such as the Fund’s style of investing in growth and value stocks, may fall out of favor. In addition, if the Adviser’s assessment of a company’s potential is not correct, the securities in the Fund may decrease in value. Additionally, the value of the Fund’s shares, like company stock prices generally, will fluctuate within a wide range.

o  Foreign Risk. Investing in foreign companies may involve more risks than investing in U.S. companies.  These risks can increase the potential for losses in the Fund and may include, among others, currency devaluations, currency risks (fluctuations in currency exchange rates), country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility.

The Fund is exposed to other risks as well. Please refer to the section below entitled “ Risks” for more risk factors that you should consider before investing.

Comment: 3

Under the heading “Fees and Expenses,” footnote number 3; states that the expense limitation will not include expenses relating to dividends on securities sold short sales. Is this a principal strategy? If so, include the risks under the section “Principal Risks.”

Response:	Short sales will not be used by the Fund and we deleted the reference to this in footnote number 3.
Comment: 4	State the minimum credit quality on preferred, convertible and fixed income securities in the Prospectus or Statement of Additional Information. If there isn’t a minimum, state that.
Response:

The sentence in the Prospectus under the heading entitled “Risk/Return Summary, sub-heading “Principal Investment Strategies,” was revised to read:

Equity securities include common stocks, preferred stocks and securities convertible into common stocks with no minimum credit quality, and warrants.

Comment: 5	Under the heading “Investment Objective, Principal Investment Strategies and Related Risks,” the sub-heading “Risks,” provide detailed disclosure on industry risk.
Response:

The risk disclosure was revised and now reads:

Sector/Industry Concentration Risk. Because of its narrow focus, the Fund’s performance is closely tied to, and affected by, events occurring in the gaming and casino industries. Companies in the same industry often face similar obstacles, issues and regulatory burdens. As a result, the securities owned by the Fund may react similarly to and move in unison with one another. Because the Fund focuses its investments in one sector, it is subject to the risks affecting that sector and the Fund’s share price may be more volatile than a fund that invests in a wide variety of market sectors or industries. Companies in the gambling, casino and related industries are highly regulated, and state and federal legislative changes can significantly impact the profitability of companies in those industries. These industries may also be negatively affected by changes in economic conditions.

Comment: 6	Is the Fund expected to have a high Portfolio Turnover Rate? If so, state the rate.
Response:	The Fund expects a low portfolio turnover rate of approximately 20%. Consequently, the risk disclosure regarding portfolio turnover was deleted.
Comment: 7	Under the heading “Investment Advisor,” sub-heading “Portfolio Manager,” provide the last five year experience for Mr. Ahrens.
Response:

Mr. Ahrens Biography was revised and now reads:

Mr. Ahrens founded Ahrens Advisors, L.P. in September of 2005.  Prior to forming Ahrens Advisors, L.P., he was President of the MUTUALS.com Funds, and served as portfolio manager of the Vice Fund (VICEX) and Generation Wave Growth Fund (GWGFX). He was President of the funds’ advisor, Mutuals Advisors, Inc. He joined Mutual Advisors, Inc. and its affiliated companies in February 1999. He acted as Director of Fund Distribution and Sales Manager for MUTUALS.com, and beginning in December 2001, served as Portfolio Manager of three MUTUALS.com Generation Wave Funds. In August 2002, he became Portfolio Manager of the Vice Fund. Prior to joining that Advisor, Mr. Ahrens worked in various roles with MONY Life Insurance Company/MONY Securities Corp. Mr. Ahrens received his Bachelor of Business Administration Degree in Finance from Texas Tech University. He also earned the professional designation Chartered Financial Consultant (ChFC) from the American College in Bryn Mawr, Pennsylvania.

Comment: 8 (Emile/JoAnn)	For the Prior Performance of the Portfolio Manager, include in the response letter, which no action letter is being relied on, and explain why the Fund fits that letter.
Response:	The section entitled Prior Performance of the Portfolio Manager has been removed.
Comment: 9

Under the heading “Redemptions,” sub-heading “When Redemptions are Sent,” the sentence “The redemption request must be resubmitted once the check is cleared (usually within 12 days)” should be changed to 10 days.

Response:	The sentence has been revised to state 10 days.

Statement of Additional Information

Comment: 1	Under the heading “Types of Investments,” can the Fund invest directly in Foreign Securities and Emerging Market Securities? If so, additional disclosure is required.
Response:	The Fund will not invest directly in Foreign Securities or Emerging Market Securities. The Fund will invest in foreign companies only through ADR’s traded on U.S. markets.
Comment: 2	Under the “Investment Restrictions” include the Fund’s policy on concentration (invest at least 25% of its assets in Gaming and Casino Industry).
Response:

The following has been added under the “Investment Restrictions”:

“Under normal circumstances the Fund will invest at least 25% of its total assets in securities issued by gaming and casino companies.”

Comment: 3

Under the heading “Policies and Procedures for the Disclosure of Portfolio Holdings,” states “The Fund will post a complete list of the Fund’s portfolio holdings quarterly, on its website at www.gamingandcasinofund.com.” State the lag time.

Response:

The above sentence was revised and now reads:

“The Fund will post a complete list of the Fund’s portfolio holdings quarterly, on its website at www.gamingandcasinofund.com within 30 days after the end of each quarter.”

Comment: 4

Under the section entitled “Portfolio Managers,” state that this is the only account the Portfolio Manager will be managing, if not, state any with a performance fee separately. Describe any conflicts of interest. Describe the compensation for the portfolio manager in detail and if just a fixed salary, what is it based on, for example, length of service, experience, etc.

Response:	The section entitled “Portfolio Managers” has been revised accordingly.

The Registrant acknowledges that:

•     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•     The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux